SCHEDULE 13G
CUSIP NO. 04648X107                                           PAGE 1 OF 10 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            Asyst Technologies, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    04648X107
                                 (CUSIP Number)

                                 August 5, 2002**
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**All information on this Schedule is as of December 12, 2005 except where noted.

SCHEDULE 13G
CUSIP NO. 04648X107                                           PAGE 2 OF 10 PAGES

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Global Master Fund Ltd.
                 (No I.R.S. ID Number)
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ]

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands
--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------------
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               4,715,744 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                                       -0-
                       ---------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            4,715,744 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,715,744 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 8.96% (See Item 4)
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 04648X107                                           PAGE 3 OF 10 PAGES

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Investment Management, LLC

                 13-4092583
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ]

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------------
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               4,808,959 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                                       -0-
                       ---------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            4,808,959 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,808,959 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.12%(See Item 4)
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 OO
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 04648X107                                           PAGE 4 OF 10 PAGES


--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Mikhail A. Filimonov
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ]

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.

--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------------
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               4,808,959 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                                       -0-
                       ---------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            4,808,959 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,808,959 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.12% (See Item 4)
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 04648X107                                           PAGE 5 OF 10 PAGES

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Dimitri Sogoloff
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)[ ]
                                                         (B)[ ]

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.
--------------------------------------------------------------------------------
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------------
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               4,808,959 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                                       -0-
                       ---------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            4,808,959 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,808,959 shares of Common Stock (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 9.12% (See Item 4)
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
--------------------------------------------------------------------------------

SCHEDULE 13G
CUSIP NO. 04648X107                                           PAGE 6 OF 10 PAGES


Item 1(a).        Name of Issuer:

                  Asyst Technologies, Inc., a California corporation (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  48761 Kato Road
                  Fremont, California 94538

Item 2(a).        Names of Persons Filing:

                  Alexandra Global Master Fund Ltd. ("Alexandra")
                  Alexandra Investment Management, LLC ("Management") Mikhail A. Filimonov ("Filimonov")
                  Dimitri Sogoloff ("Sogoloff")

Item 2(b).        Address of Principal Business Office:

                  Alexandra - Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands
                  Management - 767 Third Avenue, 39th Floor, New York, New York 10017
                  Filimonov - 767 Third Avenue, 39th Floor, New York, New York 10017
                  Sogoloff - 767 Third Avenue, 39th Floor, New York,
                  New York 10017

Item 2(c).        Place of Organization or Citizenship:

                  Alexandra - British Virgin Islands
                  Management - Delaware
                  Filimonov - U.S.
                  Sogoloff - U.S.

Item 2(d).        Title of Class of Securities:

                  Common Stock, no par value, of the Issuer (the "Common
                  Stock")

Item 2(e).        CUSIP Number: 04648X107

Item 3. This Schedule is filed pursuant to Rule 13d-1(c) by Alexandra, Management, Filimonov and Sogoloff

Item 4.           Ownership:

                  (a)   Amount Beneficially Owned:

                        Alexandra: 4,715,744 shares*
                        Management: 4,808,959 shares*
                        Filimonov: 4,808,959 shares*
                        Sogoloff: 4,808,959 shares*

                  (b)   Percent of Class:

                        Alexandra: 8.96%*
                        Management: 9.12%*

SCHEDULE 13G
CUSIP NO. 04648X107                                           PAGE 7 OF 10 PAGES


                        Filimonov: 9.12%*
                        Sogoloff: 9.12%*

                        (Based on 47,935,924 shares of Common Stock outstanding, as of November 2, 2005, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)

                  (c)   Number of Shares as to which the Person has:

                        (i)   sole power to vote or to direct the vote

                        Alexandra:  -0-
                        Management: -0-
                        Filimonov:  -0-
                        Sogoloff:   -0-

                        (ii)  shared power to vote or to direct the vote:

                        Alexandra: 4,715,744 shares*
                        Management: 4,808,959 shares*
                        Filimonov: 4,808,959 shares*
                        Sogoloff: 4,808,959 shares*

                        (iii) sole power to dispose or to direct the
                              disposition of

                        Alexandra:  -0-
                        Management: -0-
                        Filimonov:  -0-
                        Sogoloff:   -0-

                        (iv) shared power to dispose or to direct the disposition of

                        Alexandra: 4,715,744 shares*
                        Management: 4,808,959 shares*
                        Filimonov: 4,808,959 shares*
                        Sogoloff: 4,808,959 shares*

*The shares of Common Stock reported as beneficially owned by Alexandra on this Schedule are 4,715,744 shares of Common Stock that Alexandra has the right to acquire upon conversion of 5.75% Convertible Subordinated Notes Due 2008 of the Issuer (the "2008 Notes"). (On August 5, 2002, Alexandra beneficially owned 2,075,099 shares of Common Stock that Alexandra had the right to acquire upon conversion of 2008 Notes which on such date represented 5.18% of the shares of Common Stock then outstanding (based on 38,013,901 shares of Common Stock outstanding, as of July 15, 2002, as stated by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed on August 14, 2002)).

Management serves as investment advisor to Alexandra. Management also serves as investment advisor to a managed account (the "Managed Account") that beneficially owns 93,215 shares of Common Stock which may become issuable upon conversion of 2008 Notes. By reason of such relationships, Management may be deemed to share voting and dispositive power over the shares of Common

SCHEDULE 13G
CUSIP NO. 04648X107                                           PAGE 8 OF 10 PAGES


Stock owned by Alexandra and the Managed Account. Management disclaims beneficial ownership of such shares of Common Stock.

Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of Management. Sogoloff serves as the President, a Managing Member and the Chief Risk Officer of Management. By reason of such relationships, each of Filimonov and Sogoloff may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov and Sogoloff each disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

     Exhibit I: Joint Filing Agreement, dated as of December 12, 2005, by and among Alexandra, Management, Filimonov and Sogoloff.

SCHEDULE 13G
CUSIP NO. 04648X107                                           PAGE 9 OF 10 PAGES


                                    SIGNATURE

     By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated as of December 12, 2005

                    ALEXANDRA GLOBAL MASTER FUND LTD.

                    By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                        its Investment Advisor

                        By: /s/ Mikhail A. Filimonov
                        ----------------------------
                        Mikhail A. Filimonov
                        Title: Managing Member

                    ALEXANDRA INVESTMENT MANAGEMENT, LLC

                    By: /s/ Mikhail A. Filimonov
                    ----------------------------
                    Mikhail A. Filimonov
                    Title: Managing Member

                    /s/ Mikhail A. Filimonov
                    ----------------------------
                    Mikhail A. Filimonov

                    /s/ Dimitri Sogoloff
                    ----------------------------
                    Dimitri Sogoloff